Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF ARTICLES OF INCORPORATION OF

ONCOCYTE CORPORATION

The undersigned certify that:

1. They are the President and Secretary, respectively, of Oncocyte Corporation, a California corporation, with California Entity Number C3231738.

2. Article FOUR of the Articles of Incorporation of the corporation is amended to read as follows:

“FOUR:	The corporation is authorized to issue two (2) classes of shares, which shall be designated “Common Stock” and “Preferred Stock.” The number of shares of Common Stock which the corporation is authorized to issue is 230,000,000, and the number of shares of Preferred Stock which the corporation is authorized to issue is 5,000,000. The Preferred Stock may be issued in one or more series as the board of directors may by resolution designate. The board of directors is authorized to fix the number of shares of any series of Preferred Stock and to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon the Preferred Stock as a class, or upon any wholly unissued series of Preferred Stock. The board of directors may, by resolution, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series. Upon the amendment of this Article to read as herein set forth, each twenty (20) shares of Common Stock of the Corporation issued and outstanding as of 5:00 p.m. Pacific Time on the date this Certificate of Amendment of Articles of Incorporation is filed with the Secretary of State of the State of California (the “Effective Time”) is combined and converted into one (1) share of Common Stock. Each shareholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by twenty (20) shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to such fractional interest multiplied by $4.3660, the last sale price of the Common Stock (as adjusted to give effect to the reverse stock split) as reported on The Nasdaq Stock Market on the trading day immediately prior to the Effective Time.”

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of Common Stock of the corporation entitled to vote with respect to the foregoing amendment of the Articles of Incorporation was 164,821,077. The number of shares of Common Stock of the corporation voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%. The outstanding shares of Preferred Stock of the corporation were not entitled to vote with respect to the foregoing amendment of the Articles of Incorporation.

* * * * *

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: July 24, 2023

/s/ Josh Riggs
Josh Riggs, President

/s/ Peter Hong
Peter Hong, Secretary